Exhibit 99.2

PRESS RELEASE

Sanofi and Fraunhofer-Gesellschaft Announce the Creation
of a Natural Product Center of Excellence

- Goal is to identify novel active compounds to accelerate the discovery and development of new antibiotics -

Paris, France, and Frankfurt and Munich, Germany - January 15, 2014 - Sanofi (EURONEXT: SAN and NYSE: SNY) and Fraunhofer-Gesellschaft, Europe’s leading organization for applied research, announced today the creation of a natural product center of excellence to accelerate the discovery and development of new therapies to treat infectious diseases, the second leading cause of mortality worldwide(1) accounting for 10 million deaths in 2011.

Under the agreement, Sanofi and Fraunhofer IME (Institute for Molecular Biology and Applied Ecology) will collaborate to identify and optimize novel naturally occurring chemical or biological compounds, mainly in the field of infectious diseases. Penicillin, for example, is just one of a number of antibiotics derived from natural products. The approach may also be extended to other indications such as diabetes, pain and rare diseases, where natural products derived substances have proven to play an important role in treatment and disease prevention. Sanofi will share its strain collection, one of the world’s largest, consisting of over a hundred thousand different micro-organisms, with Fraunhofer, and in addition is bringing its know-how in anti-infective research.

“There is a great medical need in fighting infectious diseases globally. This is critical given the rise of antibiotic resistance worldwide especially in the hospital setting with increasingly frequent serious, often life-threatening infections, where few advances have been made in the recent years,” said Dr. Elias Zerhouni, President, Global R&D at Sanofi. ”This cooperation with Fraunhofer is unique as internal and external scientists will work together as one team on common projects, in shared labs to acquire new knowledge with the objective to bring new medicines to patients suffering from infectious diseases.”

“This first Fraunhofer Natural Product Center of Excellence is not only a win-win project for both partners but goes far beyond drug discovery, because the access to Sanofi’s natural product collection will also create value for other industries with significant economic opportunities”, said Prof. Dr. Rainer Fischer, Senior Executive Director from Fraunhofer IME.

The joint team of scientists will be led by Prof. Dr. Peter Hammann, Sanofi R&D, head of External Innovation of the Infectious Diseases Unit, in close co-ordination with Prof. Dr. Andreas Vilcinskas, Division Director Fraunhofer IME, Giessen, and will work together on analyzing the genetic make-up of the strains, cultivating them under various conditions, stimulating them to produce active substances and investigating their effects. The hope is that extensive understanding is gained through this partnership aiming at finding new antibiotics to treat serious infectious diseases.

About Infectious Diseases

Infectious diseases are communicable diseases, caused by micro-organisms (microbes) such as viruses, bacteria, fungi and parasites. They represent one third of the annual mortality for the entire planet. Despite global efforts to halt the increase and spread of antimicrobial resistance, bacteria continue to become less and less susceptible to antimicrobial drugs, while rates of discovery for new antibiotics are declining. Consequently, multidrug-resistant bacteria are becoming a severe threat to public health. There are already major issues in the management of the annually 17 million severe bacterial infections treated in the hospital of industrialized countries and the 9 million people yearly affected by tuberculosis in the developing world. Sanofi is a major anti-infective drug provider and has a strong R&D commitment for finding novel ways for the treatment of bacterial infections, including access to novel natural products, which is the source of more than 80% of all marketed antibiotics. Since the early 60’s, Sanofi discovered the natural product derived compounds rifampicin, for treating tuberculosis, teicoplanin, used for severe infections in hospitals, thelitromycin, a macrolide derivative, which are still to date important members of the antibiotic portfolio of the company.

About Fraunhofer-Gesellschaft

The Fraunhofer-Gesellschaft is the leading organization for applied research in Europe. Its research activities are carried out by 66 Fraunhofer Institutes and independent research units at over 40 different locations throughout Germany. The Fraunhofer-Gesellschaft employs 22,000 staff, working with an annual research budget totaling 1.9 billion euros, two thirds of which is generated through contract research on behalf of industry and publicly-funded research projects. Branches in the USA, South America and Asia serve to promote international cooperation.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

References

(1) World Health Organization. WHO Report 2011.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Media Relations	Sanofi Investor Relations
Laurence Bollack	Sébastien Martel
Tel.: +33 (0)1 53 77 46 46	Tel.: +33 (0)1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

Fraunhofer Media Relations
Fraunhofer IME
Tel.: +49-241-6085-0
arno.puetz@ime.fraunhofer.de